ITEM 77M
MERGERS

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-14 (SEC File No. 333-91407) was filed on November 22, 1999 and amended on December 20, 1999. This filing relates to an Agreement and Plan of Reorganization between Federated Latin American Growth Fund (FLAGF), a portfolio of Federated World Investment Series, Inc. and Federated Emerging Markets Fund (FEMF), also a portfolio of Federated World Investment Series, Inc., whereby FEMF acquired all of the assets of FLAGF in exchange for Class A, B and C Shares to be distributed pro rata by FLAGF to its shareholders in complete liquidation and termination of FLAGF. As a result, effective February 25, 2000, each shareholder of FLAGF became the owner of FEMF Shares having a total net asset value equal to the total net asset value of his or her holdings in FLAGF.

The Agreement and Plan of Reorganization providing for the transfer of the assets of FLAGF to FEMF was approved by the Board of Directors at their Meeting held on November 16, 1999 and was also approved by shareholders at a Special Meeting of Shareholders of FLAGF held on February 11, 2000.


The Agreement and Plan or Reorganization concerning this acquisition is hereby incorporated by reference from the definitive Prospectus/Proxy Statement filed on November 22, 1999.